UNITED STATES OF AMERICA
                                   before the
                       SECURITIES AND EXCHANGE COMMISSION


                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

------------------------------------------------------------------------
In the matter of

CSW Energy, Inc                                       REPORT FOR PERIOD
CSW International, Inc.                              October 1, 2001 to
Dallas, Texas  75202                                  December 31, 2001


File No.  070-9091                                  PURSUANT TO RULE 24


This report is filed under Rule 24 of the Public Utility Holding Company Act of 1935 by CSW Energy, Inc. ("CSW Energy"), and CSW International, Inc. ("CSW International"). The two companies are wholly owned subsidiaries of Central and South West Corporation.

Under HCAR 35-26887, CSW Energy and CSW International are authorized to enter into agreements to provide energy-related services to certain associate companies at fair market prices.

Attached is the information required pursuant to HCAR 35-26887.

(1) Consolidated Balance Sheets for CSW Energy and CSW International as of the relevant quarter end. Refer to Exhibits A and B, respectively.

(2) Consolidated Statements of Income for CSW Energy and CSW International for the twelve months ended as of the relevant quarter end. Refer to Exhibits C and D, respectively.

(3) Name, owner, and location of each qualifying facility, independent power facility and foreign utility company served by CSW Energy and CSW International or subsidiaries thereof as specified in HCAR 35-26887. Refer to Exhibit E.

(4) The amount of compensation received from each qualifying facility, independent power facility and foreign utility company. Refer to Exhibit E.

(5) Information on intercompany service transactions as specified in HCAR 35-26887 between CSW Energy, CSW International and their respective subsidiaries. Refer to Exhibit E.

                                S I G N A T U R E


As requested by order of this Commission pursuant to the Public Utility Holding Company Act of 1935, CSW Energy and CSW International have duly caused this report to be signed on their behalf on this 26th day of February, 2002.

                                                       CSW Energy, Inc.
                                                CSW International, Inc.


                                                     /s/   Armando Pena
                                                     ------------------
                                                           Armando Pena
                                                              Treasurer

                                                                 Exhibit A

                                 CSW Energy, Inc.
                                  Balance Sheet
                                December 31, 2001
                                   (Unaudited)
                                     ($000's)


Assets

Current Assets
   Cash and cash equivalents                                        $2,354
   Accounts receivable                                              30,950
   Prepaid expenses                                                    355
                                                                -----------

               Total current assets                                 33,659


Investments In and Advances to Energy Projects                     147,741

Notes Receivable - Affiliate                                        55,638

Other Assets
  Construction in progress and project development costs             1,476
  Property, Plant, and Equipment, net                              373,226
  Other - net                                                        6,766
                                                                -----------

               Total other assets                                  381,468
                                                                -----------

                  Total assets                                    $618,506
                                                                ===========


Liabilities and Shareholder's Equity

Current Liabilities
   Accounts payable                                                $18,616
   Accrued liabilities and other                                     5,014
                                                                -----------

               Total current liabilities                            23,630

Notes Payable - Affiliate                                          320,118

Deferred Income Taxes                                               38,444

Other                                                               14,819
                                                                -----------

               Total liabilities                                   397,011


Minority Interest                                                       56

Shareholder's Equity
   Common stock                                                          1
   Additional paid-in-capital                                      108,139
   Accumulated retained earnings                                   113,299
                                                                -----------

               Total shareholder's equity                          221,439
                                                                -----------

                  Total liabilities and shareholder's equity      $618,506
                                                                ===========

                                                                   Exhibit B

                                  CSW International, Inc.
                                 Consolidated Balance Sheet
                                     December 31, 2001
                                        (Unaudited)
                                          ($000's)

ASSETS
Fixed Assets
       Electric distribution plant                                $ 1,715,655
       General plant                                                  308,943
                                                             -----------------
             Total Electric Plant                                   2,024,598
       Less - Accumulated depreciation                               (728,924)
                                                             -----------------
             Total Fixed Assets                                     1,295,674

Current Assets
       Cash and cash equivalents                                       89,834
       Short-term investments                                           4,210
       Accounts receivable                                            134,887
       Notes receivable                                                     -
       Inventories                                                     18,205
       Other current assets                                            61,538
                                                             -----------------
             Total Current Assets                                     308,674

Other Assets
       Goodwill                                                     1,128,999
       Prepaid benefit costs                                           50,766
       Equity investments and other                                   314,487
                                                             -----------------
             Total Other Assets                                     1,494,252

             Total Assets                                         $ 3,098,600
                                                             =================

CAPITALIZATION AND LIABILITIES
Capitalization
       Common stock                                                       $ 1
       Paid-in capital                                                829,000
       Retained earnings                                              478,317
       Foreign currency translation and other                         (86,085)
                                                             -----------------
                                                                    1,221,233

       Long-term debt                                                 700,661

Current Liabilities
       Accounts payable                                               163,998
       Advances from affiliates                                        92,938
       Accrued interest payable                                        16,474
       Loan notes                                                      14,264
       Accrued taxes payable                                           21,123
       Customer prepayments                                            72,446
       Current portion of long term debt                              315,823
       Other                                                          128,760
                                                             -----------------
                                                                      825,826
Deferred Credits
       Deferred tax liability                                         265,953
       Other                                                           84,927
                                                             -----------------
             Total Deferred Credits                                   350,880

                                                             -----------------
             Total Capitalization and Liabilities                 $ 3,098,600
                                                             =================

                                                                    Exhibit C


                                     CSW Energy, Inc.
                                   Statements of Income
                       For the Twelve Months Ended December 31, 2001
                                        (Unaudited)
                                         ($000's)



OPERATING REVENUE:
              Electric revenues                                     $ 21,683
              Equity in income from energy projects                   27,737
              Operating and mantenance contract services               9,903
              Construction contract revenue                           27,705
              Other                                                      657
                                                               --------------
                          Total operating revenue                     87,685


OPERATING EXPENSES:
              Fuel                                                    20,166
              Operating, maintnance and supplies                       2,546
              Depreciation and amortization                            2,509
              Salaries, wages and benefits                             5,998
              Construction contract expenses                          25,464
              General and administrative                               6,224
              Operating and maintenance contract services              8,888
                                                               --------------
                          Total operating expenses                    71,795

INCOME FROM OPERATIONS                                                15,890

OTHER INCOME (EXPENSE)
              Interest income                                         27,576
              Interest expense                                       (26,046)
              Sale of project ownership interest                      81,225
              Other, net                                               1,282
                                                               --------------
                          Total other (expense)                       84,037

INCOME  BEFORE INCOME TAXES                                           99,927

PROVISION  FOR INCOME TAXES                                           35,096
                                                               --------------

               Net income                                           $ 64,831
                                                               ==============

                                                                    Exhibit D

                   CSW International, Inc.
                     Statement of Income
        For the Twelve Months Ended December 31, 2001
                         (Unaudited)
                           ($000's)




Operating Revenues
    Electric revenues                                             $ 1,133,850
    Other diversified                                                 316,885
                                                               ---------------
                                                                    1,450,735
                                                               ---------------

Operating Expenses
    Cost of electric sales                                            693,430
    General and administrative                                        244,829
    Depreciation and amortization                                      95,678
    Other diversified                                                 259,906
                                                               ---------------
                                                                    1,293,843
                                                               ---------------
Operating Income                                                      156,892
                                                               ---------------

Other Income and (Deductions)
    Investment income                                                  37,692
    Unrealized gain on derivatives                                     33,501
    Interest income                                                    16,512
    Interest expense                                                  (92,339)
                                                               ---------------
                                                                       (4,634)
                                                               ---------------
Income Before Income Taxes                                            152,258
                                                               ---------------

Provision for Income Taxes                                             16,424

Net Income                                                          $ 135,834
                                                               ===============





Exhibit E

CSW Energy, Inc. and CSW International, Inc.
ASSOCIATE TRANSACTIONS
For the Quarter Ended December 31, 2001



                          Associate            Associate                                                              Dollar Amount
                           Company              Company                Receiving         Receiving       Types of      of Services
      Reporting           Providing            Receiving                Company           Company        Services        Provided
       Company            Services             Services                  Owner           Location        Rendered        (000's)
-----------------  --------------------- ---------------------  ----------------------  ------------  -------------- ---------------

CSW Energy, Inc.    Industry and Energy   Eastex Cogeneration      CSW Energy, Inc.        Texas        Engineering           $ 45
                      Associates LLC      Limited Partnership

CSW Energy, Inc.    Diversified Energy    Industry and Energy      CSW Energy, Inc.        Maine       Construction          1,000
                      Contractors LP        Associates LLC                                              Management

CSW Energy, Inc.    Industry and Energy   Sweeny Cogeneration      CSW Energy, Inc.        Texas        Engineering          1,578
                      Associates LLC      Limited Partnership    and General Electric
                                                                        Capital
